
December 12, 2022

Harry N. Vafias
President and Chief Executive Officer
Imperial Petroleum Inc./Marshall Islands
331 Kifissias Avenue
Erithrea14561
Athens, Greece

> **Re: Imperial Petroleum Inc./Marshall Islands**
> **Registration Statement on Form F-3**
> **Filed December 2, 2022**
> **File No. 333-268663**

Dear Harry N. Vafias:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Finn Murphy, Esq., of Goodwin Procter LLP